Christopher S. Auguste
Phone 212-715-9265
Fax 212-715-8277
cauguste@KRAMERLEVIN.com

February 1, 2012

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Mark P. Shuman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Function(x) Inc.
Amendment No 3 to Registration Statement on Form S-1
Filed December 30, 2011
File No. 333-174481

Dear Mr. Shuman:

Reference is made to the letter dated January 18, 2012 (the “Comment Letter”) to Robert F.X. Sillerman, Executive Chairman of Function(x) Inc. (“Function(x)” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Amendment No. 3 to Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.  We are also sending courtesy copies of this letter to you by Federal Express.

Amendment No. 3 to Registration Statement on Form S-1 Filed December 30, 2011

General

1.           We note that you filed a Form 8-K on January 4, 2012 to disclose that you have acquired intellectual property and assets relating to the “Loyalize” business, which you describe as a competitor in your registration statement. Please revise to discuss the nature of the Loyalize assets and the effect of that acquisition on risks, business, strategy, financial condition, and as otherwise appropriate. Please provide similar disclosure related to TIPPT Media, Inc., as described on pages 18 and 24. Your disclosure for TIPPT Media, Inc. should also address its management, the extent of control you have over its operations, its plan of operations, and how it will impact your TV loyalty program and Loyalize businesses if a significant amount of funds are drawn on the line of credit. Further, in your revised descriptions of your Loyalize and TIPPT Media acquisitions, please clarify what you mean by “certain” intellectual property, patent applications, assets, etc.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
February 1, 2012

For the Staff’s information, the proposed business concept of TIPPT Media, Inc. is to sell coupons and/or discount codes on behalf of third parties to promote products via a variety of internet-based methods of electronic communications.  This proposed business is in the planning stages and will differ from the Company’s Viggle line of business.

In further response to the Staff’s comment, we have revised the disclosure on pages 3, 15, 16, 20, 29, 30 and II-2 of Amendment No. 4 to include the requested information.

2.           Please advise us whether you will provide historical financial statements for the Loyalize business acquired in accordance with Rule 3-05 of Regulation S-X, or provide us a detailed analysis why such financial statements are not required.

In response to the Staff’s comment, we have provided historical financial statements for the Loyalize business as part of the financial statements included in Amendment No. 4.

3.           We note that you provide disclosure of various agreements on pages 24, 29, 38, and II-2, but qualify such disclosure in their entirety to the actual filed exhibits. Such broad qualifications are inappropriate. Please narrow the disclaimers to ensure that the text does not suggest your descriptions may not meet applicable disclosure requirements.

In response to the Staff’s comment, we have revised the disclosure on pages 29, 30, 46, II-2 and II-3 of Amendment No. 4 to include the requested information.

Prospectus Summary

Overview of Our Business

Overview of Transition in the Company’s business, page 1

4.           It appears that your business is reliant, in part, upon advertising, the issuance of rewards, and the use of digital footprint and matching technology. In the prospectus summary section, please clearly disclose whether you have any agreements in place with advertisers or vendors that will issue rewards to your end users when they redeem their points. In your business section, please provide a description of these agreements, as applicable. Describe how you intend to establish such relationships. Also, please disclose here and in other appropriate places whether your digital footprint and matching technology has been used before successfully in any other context or provide a description of the testwork you have performed to determine that the technology will operate successfully upon launch.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
February 1, 2012

In response to the Staff’s comment, we have revised the disclosure on pages 1, 2, 3, 6, 14, 15 and 25 of Amendment No. 4 to include the requested information.

5.           Revise here and elsewhere as appropriate to clarify the steps necessary to complete the Android version of your mobile application. Also, please revise to clarify whether the back-end technology aspect of your business is operational, or whether there are still material steps that need to be accomplished prior to the launch of your mobile applications.

In response to the Staff’s comment, we have revised the disclosure on pages 2, 3, 15 and 25 of Amendment No. 4 to include the requested information.

6.           Please revise to provide explicit and clear disclosure within the first paragraph of your prospectus summary that, if true, you have not generated any revenue, that the application that is essential to your business operations has not yet been developed or released, that arrangements for the creation or redemption of coupons have not been made, and that no contracts or arrangements with advertisers have been entered into. To the extent you have nominal revenues at the date of your prospectus, please disclose within the first paragraph of your prospectus summary the amount of such revenues.

In response to the Staff’s comment, we have revised the disclosure on pages 1, 2, 3 and 4 of Amendment No. 4 to include the requested information.

7.           Please expand the prospectus summary to indicate, if true, that the technology supporting your unique feature of digital fingerprinting and matching technology is subject to pending, unissued patents.

In response to the Staff’s comment, we have revised the disclosure on pages 3, 15, 24 and 25 of Amendment No. 4 to include the requested information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 18

8.           Please revise to describe the material terms of your $20,000,000 line of credit to TIPPT Media, Inc. Your discussion should explain how much discretion you have as to limiting amounts distributed under the $20,000,000 line of credit, the funding obligations imposed by the line of credit, how much you believe the line of credit will be drawn down in the next 12 months, and the effect on your liquidity and your ability to implement your plan of operations of the funding requirements under the line of credit.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
February 1, 2012

In response to the Staff’s comment, we have revised the disclosure on pages 19 and 20 of Amendment No. 4 to include the requested information.

9.           Refer to your disclosure on page 18 that as a result of the investment in TIPPT Media, you believe you will “need to raise additional cash to meet [your] liquidity needs.” Please revise your liquidity and capital resources section to clarify your cash needs for the next 12 months, including the amount of funds needed to fund your planned operations for the 12-month period. Also discuss your strategy to obtain the necessary funds as well as the impact on or plan of your operations should you be unable to raise such funds.

In response to the Staff’s comment, we have revised the disclosure on pages 19 and 20 of Amendment No. 4 to include the requested information.

Our Business, page 21

10.           Please describe the nature of existing or desired arrangements with vendors who will provide goods and services in exchange for coupons, and describe how rewards are funded or redeemed. Your disclosures indicate you will offer tangible rewards like movie tickets or entries for contests, but it is unclear whether you will purchase the rewards or contest premiums from third parties or if you expect that they will be provided no at cost to you through some arrangement.

In response to the Staff’s comment, we have revised the disclosure on pages 24, 25 and 26 of Amendment No. 4 to include the requested information.

Revenue, page 22

11.           We note your response to prior comment seven and we reissue that comment in part. Please revise to clarify how you will generate revenue on advertising, as it is unclear where and how the advertising will take place. We note that your mobile application records the viewing preferences of the consumer who are then awarded points to be redeemed for prizes. Customers may also interact with brands and shows through “games, videos, polls or quizzes related to the show that they are watching and by inviting friends or sharing their activities via social media.” Thus, it is unclear, for example, whether advertisers would pay to place their interactive games on your website and either pay placement fees and/or commissions based on a future sale or a click-through fee. Also, please revise to clarify whether your sales of TV-related merchandise represent any activity other than earning modest sales commissions through links to third party vendors if they purchase through a link on your website or application. Please describe this aspect of your intended business in reasonable detail.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
February 1, 2012

In response to the Staff’s comment, we have revised the disclosure on page 26 of Amendment No. 4 to include the requested information.

Competition, page 22

12.           With respect to your response to prior comment 10, please revise to clarify whether there are large well-funded entities in the “Social TV” industry that may pose substantial competition to you. While such companies may not offer the same features of your loyalty program and software, it appears that several entities you do not reference (e.g., Nielson’s RewardTV.com) may provide you substantial competition.

In response to the Staff’s comment, we have revised the disclosure on pages 4, 5 and 27 of Amendment No. 4 to include the requested information.

13.           We note that you do not yet have a product that is operational, or have a very recently release initial product, but yet compare your business and products favorably to competing business models by various competitors. Since you have a lack of history of successful operation, please revise your competition disclosure to provide a more balanced disclosure your developmental stage business to your more established competitors. Your competition disclosure should clearly indicate your weaknesses, such of your lack of an available product or your recent launch if it has occurred. If you do not yet have a track record of operating your business model, it is unclear how you are able to claim advantages over your competitors without such disclosure appearing overly promotional. Please revise accordingly.

In response to the Staff’s comment, we have revised the disclosure on pages 4, 24, 25 and 27 of Amendment No. 4 to include the requested information.

Executive Compensation

2011 Summary Compensation Table, page 29

14.           We note your response to prior comment 11, and we reissue it in part. Please revise your summary compensation table narrative disclosures or footnotes to clarify the grant date upon which each restricted stock unit was awarded and clearly disclose whether they were valued at the grant date in accordance with ASC 718. Also, please revise to clarify the vesting schedules and forfeiture provisions of these restricted stock units. We note that there is inconsistent disclosure throughout this section that refers to both a 3-year and a 5-year vesting period.

In response to the Staff’s comment, we have revised the disclosure on pages 36 and 37 of Amendment No. 4 to include the requested information.

15.           With respect to your response to prior comment 12, please summarize the material terms of your executive incentive plan. Your executive incentive plan authorizes the issuance of items such as stock appreciation rights, options, performance awards, and cash in lieu of securities, among other terms, that are not currently disclosed. Also, on page 30, you disclose that in “the future, the Compensation Committee will award restricted stock grants based on benchmarking against comparable companies.” Please revise to clarify whether these awards will be made pursuant to the 2011 executive incentive plan and whether such grants have occurred in fiscal year 2012.

In further response to the Staff’s comment, we have revised the disclosure on pages 36 and 37 of Amendment No. 4 to include the requested information.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
February 1, 2012

Part II

Item 15. Recent Sale of Unregistered Securities, page II-1

16.           With respect to prior comment 13, please tell us how the placement agents for the August 2011 unregistered sale identified and solicited the investors. It is unclear whether investors you have not identified had pre-existing relationships with the respective placement agents prior to filing of the registration statement. Also describe the information that was provided to potential investors.

For the Staff’s information, the Company’s management team had preexisting relationships with all of the August 2011 private placement investors, all of whom signed non-disclosure agreements.  Although the placement agents did not identify any of the investors, the placement agents conducted presentations to the investors.  The information given to investors was solely in the form of a power point presentation, which was shown at the presentations but not distributed to any potential investor.

17.           Please revise to provide the disclosure required by Item 701 of Regulation S-K for unregistered shares issued in the recent acquisition transactions.

In further response to the Staff’s comment, we have revised the disclosure on pages II-2 and II-3 of Amendment No. 4 to include the requested information.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

/s/ Christopher S. Auguste
Christopher S. Auguste

CSA:	cr
cc:	Mitchell J. Nelson (w. encl.)